SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934*

(Amendment No. 9)

FIDELITY NATIONAL INFORMATION SERVICES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

31620M106

(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York  10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York  10019-6099
(212) 728-8000

February 27, 2012

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 2 of 14 pages

1		NAMES OF REPORTING PERSONS WPM, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,149,467
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,149,467
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,149,467
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14		TYPE OF REPORTING PERSON (See Instructions) PN
*           Calculated based on 289,527,281 shares of common stock outstanding as of January 31, 2012, as disclosed in the Company’s annual report on Form 10-K filed with the United States Securities and Exchange Commission (“SEC”) on February 24, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement (the “Stock Purchase Right Agreement”) among WPM, L.P., Fidelity National Information Services, Inc. and Metavante Technologies, Inc., as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 3 of 14 pages

1		NAMES OF REPORTING PERSONS WPM GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,149,467
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,149,467
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,149,467
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14		TYPE OF REPORTING PERSON (See Instructions) CO
*           Calculated based on 289,527,281 shares of common stock outstanding as of January 31, 2012, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 24, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 4 of 14 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus Private Equity IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,149,467
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,149,467
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,149,467
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14		TYPE OF REPORTING PERSON (See Instructions) PN
*           Calculated based on 289,527,281 shares of common stock outstanding as of January 31, 2012, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 24, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 5 of 14 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus IX LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,149,467
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,149,467
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,149,467
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14		TYPE OF REPORTING PERSON (See Instructions) CO
*           Calculated based on 289,527,281 shares of common stock outstanding as of January 31, 2012, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 24, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 6 of 14 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,149,467
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,149,467
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,149,467
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14		TYPE OF REPORTING PERSON (See Instructions) CO
*           Calculated based on 289,527,281 shares of common stock outstanding as of January 31, 2012, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 24, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 7 of 14 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,149,467
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,149,467
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,149,467
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14		TYPE OF REPORTING PERSON (See Instructions) PN
*           Calculated based on 289,527,281 shares of common stock outstanding as of January 31, 2012, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 24, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 8 of 14 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,149,467
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,149,467
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,149,467
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
*           Calculated based on 289,527,281 shares of common stock outstanding as of January 31, 2012, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 24, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 9 of 14 pages

1		NAMES OF REPORTING PERSONS Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,149,467
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,149,467
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,149,467
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14		TYPE OF REPORTING PERSON (See Instructions) IN
*           Calculated based on 289,527,281 shares of common stock outstanding as of January 31, 2012, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 24, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106	Page 10 of 14 pages

1		NAMES OF REPORTING PERSONS Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,149,467
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,149,467
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,149,467
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14		TYPE OF REPORTING PERSON (See Instructions) IN
*           Calculated based on 289,527,281 shares of common stock outstanding as of January 31, 2012, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 24, 2012.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on October 9, 2009, as previously amended by Amendment No. 1, filed on March 23, 2010, by Amendment No. 2, filed on June 16, 2010, by Amendment No. 3, filed on September 17, 2010, by Amendment No. 4, filed on December 21, 2010, by Amendment No. 5, filed on March 22, 2011, by Amendment No. 6, filed on June 14, 2011, by Amendment No. 7, filed on September 7, 2011, and by Amendment No. 8, filed on December 20, 2011 (as amended, the “Schedule 13D”), and is being filed on behalf of WPM, L.P., a Delaware limited partnership (“WPM”), WPM GP, LLC, a Delaware limited liability company and the sole general partner of WPM (“WPM GP”), Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership and the sole member of WPM GP (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-President of WP LLC (each of the foregoing, a “Warburg Pincus Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”).   This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of Fidelity National Information Services, Inc., a Georgia corporation (the “Company”).

The Warburg Pincus Reporting Persons are filing this Amendment because WPM has purchased shares of Common Stock in connection with WPM’s exercise of its purchase rights under that certain Stock Purchase Right Agreement, dated as of March 31, 2009 (the “Stock Purchase Right Agreement”), among WPM, the Company and Metavante Technologies, Inc., which was included as Exhibit 2 to the Schedule 13D and is incorporated herein by reference.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds.

Item 3 is hereby amended by inserting the following at the end thereof:

On February 27, 2012, pursuant to its rights under the Stock Purchase Right Agreement, WPM purchased 22,229 shares of Common Stock for an aggregate purchase price of $222.29.  WPM obtained the funds for such purchase from a capital contribution from the limited partners of WP IX.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented by inserting the following at the end thereof:

On February 27, 2012 pursuant to its rights under the Stock Purchase Right Agreement, WPM purchased 22,229 shares of Common Stock for an aggregate purchase price of $222.29 for general investment purposes.  WPM also intends to purchase additional shares of Common Stock purchasable from time to time after the date hereof pursuant to the Stock Purchase Right Agreement.

Item 5.  Interests in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are hereby amended by replacing them in their entirety with the following:

(a)   As of February 27, 2012, WPM is the direct beneficial owner of 41,149,467 shares of Common Stock.  Due to their respective relationships with WPM and each other, as of February 27, 2012, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 41,149,467 shares of Common Stock, representing approximately 14.2% of the outstanding shares of Common Stock (based on the Company having 289,527,281 shares of Common Stock outstanding as of January 31, 2012, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 24, 2012).  In addition, each of the Warburg Pincus Reporting Persons may also be deemed to beneficially own additional shares of Common Stock by virtue of a purchase right which may be exercised from time to time by WPM under the Stock Purchase Right Agreement.

(b)           Each of WPM GP, WP IX, WP IX LLC, WP Partners, WP and WP LLC may be deemed to share with WPM the power to vote or to direct the vote and to dispose or to direct the disposition of the 41,149,467 shares of Common Stock that the Warburg Pincus Reporting Persons may be deemed to beneficially own as of February 27, 2012 plus any shares they may be deemed to beneficially own pursuant to the Stock Purchase Right Agreement.  Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all of the shares held by WPM.  Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)           Except as described in this Amendment, during the last sixty (60) days there were no transactions in the Common Stock effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors as set forth on Schedule I to the Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2012	WPM, L.P. By: WPM GP, LLC, its general partner By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Managing Director and Secretary

Dated: February 28, 2012	WPM GP, LLC By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Managing Director and Secretary

Dated: February 28, 2012
WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:  Warburg Pincus IX LLC, its general partner

By:  Warburg Pincus Partners LLC, its sole member

By:  Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare
       Name:  Scott A. Arenare
       Title:  Partner

Dated: February 28, 2012	WARBURG PINCUS IX LLC By: Warburg Pincus Partners LLC, its sole member By: Warburg Pincus & Co., its managing member By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner

Dated: February 28, 2012	WARBURG PINCUS PARTNERS LLC By: Warburg Pincus & Co., its managing member By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner

Dated: February 28, 2012	WARBURG PINCUS & CO. By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner

Dated: February 28, 2012	WARBURG PINCUS LLC By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Managing Director

Dated: February 28, 2012	CHARLES R. KAYE By: /s/ Scott A. Arenare Scott A. Arenare, Attorney-in-fact*

Dated: February 28, 2012	JOSEPH P. LANDY By: /s/ Scott A. Arenare Scott A. Arenare, Attorney-in-fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.